                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                               SciQuest.com, Inc.
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                                 Name of Issuer

                                  Common Stock
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                         (Title of Class of Securities)

                                   80908Q 10 7
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                                 (CUSIP Number)

CUSIP No.: 80908Q 10 7                  13G                    Page 2 of 4 Pages


1.    Name of Reporting Person:                   Noro-Moseley Partners IV, L.P.
      S.S. or I.R.S. Identification No.:          58-2372094

2.    Check the Appropriate Box if a Member of a Group:     Not applicable

4.    SEC Use Only

4.    Citizenship or Place of Organization:       Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    Sole Voting Power:                          1,489,257

6.    Shared Voting Power                             0

7.    Sole Dispositive Power                      1,489,257

8.    Shared Dispositive Power:                       0

9.    Aggregate Amount Beneficially Owned by each Reporting Person: 1,489,257

10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:  No

11.   Percent of Class Represented by Amount in Row 9:   6.04%

12.   Type of Reporting Person:          PN

                                  Schedule 13G

                                    Item 1(a)
Name of Issuer:        SciQuest.com, Inc.

                                    Item 1(b)
Address of Issuer's Principal Executive Offices:
                       5151 McCrimmon Parkway
                       Suite 208
                       Morrisville, NC 27560

                                    Item 2(a)
Name of Person Filing: Noro-Moseley Partners IV, L.P.

                                    Item 2(b)
Address of Principal Business Office or, if none, Residence:
                       9 North Parkway Square, 4200 Northside Parkway, N. W. Atlanta, Georgia 30327

                                    Item 2(c)
Citizenship:  Georgia

                                    Item 2(d)
Title of Class of Securities:       Common Stock

                                    Item 2(e)
CUSIP Number: 80908Q 10 7

                                     Item 3
This statement is not being filed pursuant to Rules 13d-1(b), or 13d-2(b).

                                     Item 4
Ownership:
(a)   Amount Beneficially Owned:  1,489,257

(b)   Percent of Class:           6.04%

(d)   Number of shares as to which such person has:

       (i)    Sole power to vote or to direct the vote:               1,489,257

       (ii)   Shared power to vote or to direct the vote:                0

       (iii)  Sole power to dispose or to direct the disposition of:  1,489,257

       (iv)   Shared power to dispose or to direct the disposition of:   0

                                     Item 5
Ownership of Five Percent or Less of a Class:                 N/A

                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person:    N/A

                                     Item 7
Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company:                    N/A

                                     Item 8
Identification and Classification of Members of the Group:             N/A

                                     Item 9
Notice of Dissolution of Group:     N/A

                                     Item 10
Certification:             N/A

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/11/00
-------------------
Date

NORO-MOSELEY PARTNERS IV, L.P.

By:   MKFJ-IV, LLC
      General Partner


/s/ Jack R. Kelly, Jr.
----------------------------------
Jack R. Kelly, Jr.
Member









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